UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934

RE1

July 18, 2002

Forbes Medi-Tech Inc.
(Commission File No. 0-30076)

200-750 West Pender Street
Vancouver, British Columbia, Canada V6C 2T8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X____ Form 40-F__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________ No____X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __________

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Exhibit Index

Exhibit No.	Description
1.	Press Release

July 18, 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Forbes Medi-Tech Inc.

"Charles Butt"

Date: July 18, 2002

By:____________________
Charles Butt
President & CEO

Forbes Medi-Tech
INC.

News Release

"Developing Nutraceuticals & Pharmaceuticals from

For Immediate Release

Forbes Medi-Tech Applies for NASDAQ SmallCap Market

Vancouver, British Columbia – July 18, 2002 – Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced it has applied to the NASD to transfer its listing of common shares from the Nasdaq National Market to the Nasdaq SmallCap Market. If the application is approved, the company will be afforded an additional grace period that may extend up to April 14, 2003 during which time the company must meet Nasdaq's $1.00 minimum bid price requirement for continued inclusion on the Nasdaq SmallCap Market.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products derived from nature. By extracting plant sterols from wood pulping by-products, Forbes is developing cholesterol-lowering agents to be used both as pharmaceutical therapeutics and functional food ingredients in the battle against heart disease. Phytrol™ and Reducol™ are registered trademarks of Forbes Medi-Tech Inc.

ON BEHALF OF THE BOARD OF DIRECTORS OF FORBES MEDI-TECH INC.

Charles Butt
President & CEO

###

For more information, please contact:

Martin Livingston
Director, Investor Relations
Telephone: (604) 681-8976
E-mail: mlivingston@forbesmedi.com

Darren Seed
Manager, Investor Relations
Telephone: (604) 681-8976
E-mail: dseed@forbesmedi.com